UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41847

Alpha Technology Group Ltd

(Registrant’s Name)

Unit No.08 on the 25th Floor of Nanyang Plaza,

No. 57 Hung To Road, Kwun Tong, Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

The board of directors (the “Board”) of Alpha Technology Group Ltd (the “Company”) is pleased to announce that, on March 4, 2026, the Company entered into a non-binding letter of intent (the “Letter of Intent”) with the shareholders (the “Sellers”) of Rainbow Capital Holdings Limited (“RCHL”). Pursuant to the terms and conditions of the Letter of Intent, the Company intends to acquire 100% of the issued and outstanding ordinary shares of RCHL (the “Acquisition”). Subject to due diligence of RCHL by the Company and execution of definitive agreement, the consideration for the Acquisition is intended to be US$68,850,000. The consideration is intended to be satisfied by the allotment and issuance of 3,800,000 Class A ordinary shares of the Company (the “Class A Ordinary Shares”) and 300,000 Class B ordinary shares of the Company (the “Class B Ordinary Shares”) (such consideration shares, collectively, the “Consideration Shares”) to the Sellers at the issue price of approximately US$16.79 per share, being the average closing price of the shares of the Company for the last 5 consecutive trading days prior to the date of the Letter of Intent. The Consideration Shares, if allotted and issued, will be subject to a three-year lock-up. As of the date of this Form 6-K, the Sellers, Mr. Choi Tan Yee (“Mr. Choi”), who is also an executive director and the chief financial officer of the Company, and Mr. Leung Ho Ming Danny, hold 60% and 40%, respectively, of total outstanding and issued ordinary shares of RCHL.

RCHL is a holding company incorporated under the laws of the British Virgin Islands. The sole operating subsidiary of RCHL is Rainbow Capital (HK) Limited (“Rainbow Capital”), a company incorporated under the laws of Hong Kong, which is an entity licensed by the Securities and Futures Commission of Hong Kong (the “SFC”) to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong). Over the years, Rainbow Capital has emerged to be one of the most active financial advisers in Hong Kong. From 2022 to 2024, Rainbow Capital has been among the top five service providers in terms of the number of deals for various corporate finance services in Hong Kong, according to an industry report dated December 16, 2024 prepared by Frost & Sullivan Limited, an industry consultant company, and commissioned by RCHL (the “Frost & Sullivan Report”). Specifically, according to the Frost & Sullivan Report, during the same period, Rainbow Capital ranked 2nd, 2nd, 4th, 5th and 4th in terms of the number of deals for acting as financial adviser to offerors in takeover transactions, one-time financial adviser to listed companies in Hong Kong, independent financial adviser in transactions related to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the Rules Governing the Listing of Securities on GEM, independent financial adviser in transactions related to the Codes on Takeovers and Mergers and Share Buy-backs issued by the SFC and compliance adviser, respectively. Since commencement of operation in January 2020, Rainbow Capital has acted for over 250 clients, a majority of which are listed companies in Hong Kong, engaging in a variety of industry sectors including biotechnology, technology, consumer products, food and beverage, property development and management, manufacturing, logistics, construction services, energy, natural resources and financial services.

The Letter of Intent provides for an exclusive negotiating period between the Company and the Sellers and other customary procedural protections. Completion of the Acquisition is subject to the Company’s completion of the due diligence of RCHL and Rainbow Capital and the negotiation and entry into a definitive agreement between the Company and the Sellers in connection with the Acquisition. The definitive agreement is expected to include customary representations, warranties, conditions (including, but not limited, receipt of corporate approval of the Company and RCHL and applicable regulatory approvals), covenants and indemnities. There is no assurance that the Company will enter into a definitive agreement in connection with the Acquisition or complete the Acquisition. Shareholders and potential investors of the Company should exercise caution when dealing in the shares of the Company.

As of the date of this Form 6-K, Mr. Tsang Chun Ho Anthony (“Mr. Tsang”) holds 397,500 Class A Ordinary Shares and 1,200,000 Class B Ordinary Shares, representing approximately 62.14% of the Company’s total voting rights as of the same date. On March 4, 2026, concurrently with the entry into the Letter of Intent, the Board approved a grant of 1,600,000 Class B Ordinary Shares (the “Incentive Shares”) to Mr. Tsang under the Company’s 2024 Share Incentive Plan adopted on October 10, 2024, with a view to continue and consolidate control of Mr. Tsang in the Company. The Incentive Shares will be issued and vest subject to and upon completion of the Acquisition and a three-year lock-up. Upon completion of the Acquisition, upon issuance of the Consideration Shares to the Sellers and the Incentive Shares to Mr. Tsang, Mr. Tsang will hold 397,500 Class A Ordinary Shares and 2,800,000 Class B Ordinary Shares, representing approximately 69.57% of the Company’s total voting rights.

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance, and are subject to uncertainties and risks, including, but not limited to, whether definitive agreement in connection with the Acquisition will be executed by the parties; whether the conditions required to close the Acquisition will be satisfied; value and business prospects of the acquired businesses and assets, and the Company’s future business development following the Acquisition. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “is intended to be,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026	Alpha Technology Group Ltd

	By:	/s/ Tsang Chun Ho Anthony
	Name:	Tsang Chun Ho Anthony
	Title:	Chief Executive Officer and Director

2